ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

April 20, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 045, LLC Offering Statement on Form 1-A Filed February 4, 2021 File No. 024-11440

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 045, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on February 4, 2021 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original filing. In addition, we have included the following narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated March 5, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Also, the Company supplementally informs the Staff that the Company’s Offering Statement contains certain terms that differ from other Masterworks issuer offering statements that are intended to provide reasonable assurance that if Masterworks Collection 001, LLC (“Collection”) were to invest in the Company, the Company would be considered a “majority-owned subsidiary” of Collection within the meaning of Section 3(a)(1)C) of the Investment Company Act of 1940, as amended. These terms relate to the right of Collection to remove or replace members of the Company’s Board of Managers or reconstitute the Board of Managers.

Offering Statement on Form 1-A Filed February 4, 2021

Risk Factors

A Masterworks affiliate may invest in this Offering…, page 19

1.	Comment: Please add disclosure regarding Masterworks’ qualification rights that have been added as Section 8.20 of your LLC Agreement.

Response: The Company has revised the risk factor disclosure noted in the Staff’s Comment and made corresponding revisions throughout the Offering Circular. In addition, the Company has revised the disclosure regarding qualification rights to eliminate any suggestion that the exercise of such rights would have no economic effect on the Class A shareholders and to indicate that such exercise could adversely affect the ability of shareholders to sell shares on the Secondary Market or the price they might receive upon execution of any such sale.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Mara Ransom/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 045, LLC

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